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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

         APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.       GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

                  [ ]   MERGER
                  [ ]   LIQUIDATION
                  [X]   ABANDONMENT OF REGISTRATION
                  [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY

         2.       Name of fund:

                  GALIC OF NEW YORK SEPARATE ACCOUNT I

         3.       Securities and Exchange Commission File No.: 811-09341
                                                                   -----

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [X]  Initial Application           [ ]  Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                  14TH FLOOR
                  125 PARK AVENUE
                  NEW YORK, N.Y. 10017

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  JOHN P. GRUBER, ESQ.
                  P.O. BOX 5420
                  CINCINNATI, OH 45201-5420
                  (513) 412-1462


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         7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

                  JOHN P. GRUBER, ESQ.
                  P.O. BOX 5420
                  CINCINNATI, OH 45201-5420
                  (513) 412-1462


         8.       Classification of fund (check only one):

                  [ ]  Management company;

                  [X]  Unit Investment trust; or

                  [ ]  Face-amount certificate company.

         9. Subclassification if the fund is a management company (check only one): N/A

                  []  Open-end                   [ ]  Closed-end

         10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  NEW YORK

         11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  NONE. APPLICANT IS A UNIT INVESTMENT TRUST THAT PROPOSED TO INVEST ITS ASSETS IN PORTFOLIO COMPANIES AND FIXED ACCOUNT OPTIONS. THEREFORE, APPLICANT DID NOT ENTER INTO ANY INVESTMENT ADVISORY AGREEMENTS.

         12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  NONE. APPLICANT DID NOT MAKE A PUBLIC OFFERING OF ITS SECURITIES.

         13.      If the fund is a unit investment trust ("UIT"), provide:

                  (a)      Depositor's name(s) and address(es):

                           GREAT AMERICAN LIFE INSURANCE COMPANY OF NEW YORK P.O. BOX 21029
                           NEW YORK, NY  10129-1029

                  (b)      Trustee's name(s) and address(es): N/A


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         14.      Is there a UIT registered under the Act that served as a
vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [ ]  Yes                           [X]  No

                  If Yes, for each UIT state:        N/A

                           Name(s):

                           File No.: 811-

                           Business Address:

         15.      (a)      Did the fund obtain approval from the board of
directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes                       [ ]  No

                  If Yes, state the date on which the board vote took place:

                  JUNE 16, 2005.

                  If No, explain:           N/A

                  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]  Yes                           [X]  No

                  If Yes, state the date on which the shareholder vote took place: N/A

                  If No, explain:

                  APPLICANT DID NOT MAKE A PUBLIC OFFERING OF ITS SECURITIES AND THEREFORE THERE ARE NO OWNERS OF THE ANNUITY CONTRACTS THAT APPLICANT PROPOSED TO OFFER.

II.      DISTRIBUTION TO SHAREHOLDERS

         ITEMS 16 THROUGH 19 ARE NOT APPLICABLE.

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ ]  Yes                           [ ]   No

                  (a) If Yes, list the date(s) on which the fund made those distributions:


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                  (b)      Were the distributions made on the basis of net
assets?

                           [ ]  Yes                  [ ]   No

                  (c) Were the distributions made pro rata based on share ownership?

                           [ ]   Yes                 [ ]   No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e)      Liquidations only:

                           Were any distributions to shareholders made in kind?

                           [ ]   Yes                 [ ]   No

                           If Yes, indicate the percentage of fund shares owned
by affiliates, or any other affiliation of shareholders:

         17.      Closed-end funds only:

                  Has the fund issued senior securities?

                           [ ]   Yes                 [ ]   No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

         18. Has the fund distributed all of its assets to the fund's shareholders?

                  [ ]   Yes                 [ ]   No

                  If No,

                  (a) How many shareholders does the fund have as of the date this form is filed?

                  (b) Describe the relationship of each remaining shareholder to the fund:

         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ]   Yes                          [ ]   No

                  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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III.     ASSETS AND LIABILITIES

         ITEMS 20 THROUGH 21 ARE NOT APPLICABLE.

         20. Does the fund have any assets as of the date this form is filed?

                  (See question 18 above)

                  [ ]   Yes                          [ ]   No

                  If Yes,

                  (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (b)      Why has the fund retained the remaining assets?

                  (c)      Will the remaining assets be invested in securities?

                  [ ]   Yes                          [ ]   No

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]   Yes                          [ ]   No


IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

         ITEMS 22 THROUGH 23 ARE NOT APPLICABLE.

         22.      (a)      List the expenses incurred in connection with the
Merger or Liquidation:

                           (i)    Legal expenses;

                           (ii)   Accounting expenses;

                           (iii)  Other expenses (list and identify separately):

                           (iv)   Total expenses (sum of lines (i)-(iii) above):

                  (b)      How were those expenses allocated?

                  (c)      Who paid those expenses?

                  (d)      How did the fund pay for unamortized expenses
(if any)?


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         23.      Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ]   Yes                          [ ]   No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

         24. Is the fund a party to any litigation or administrative proceeding?

                  [ ]   Yes                          [X]  No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

         25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]   Yes                          [X]  No

                  If Yes, describe the nature and extent of those activities:N/A

VI:      MERGERS ONLY

         ITEM 26 IS NOT APPLICABLE.

         26.      (a)      State the name of the fund surviving the Merger:

                  (b) State the Investment Company Act file number of the fund surviving the Merger:

                  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of GALIC of New York Separate Account I, (ii) he is the Senior Vice President and General Counsel of Great American Life Insurance Company of New York, the depositor of GALIC of New York Separate Account I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                              GALIC of New York Separate Account I

                              By: Great American Life Insurance Company of New York

                                       By: /s/ Mark F. Muething
                                           -------------------------------------
                                           Mark F. Muething

                              Title: Senior Vice President and General Counsel

                              Date:        June 21, 2005
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